UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 3, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Everi Holdings, Inc.

File No. 1-32622 – CF# 33612

Everi Holdings, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 14, 2011 as amended, and for information it excluded from the Exhibits to a Form 10-K filed on March 15, 2016 and from a Form 10-K filed.

Based on representations by Everi Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.54 to the Form 10-K filed on March 14, 2011   through July 14, 2018
Exhibit 10.10 to the Form 10-K filed on March 15, 2016   through July 14, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary